Meltdown Massage and Body Works, Inc.
8540 Younger Creek Drive, #2
Sacramento, CA  95828

March 17, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:	Meltdown Massage and Body Works, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: March 5, 2009
File No. 000-53013

Dear Ms. Murphy and Ms. Plowgain:

Below are the responses to your comments on to your letter of March 10, 2009:

1.
It appears that the proposal to change your corporate name is a result of your merger with Pro-Tech Fire Protection Systems Corp. Therefore, please revise your proxy statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

We have noted this comment and revised the disclosure to provide information on company's business after the merger with Pro-Tech Fire Protection Systems Corp.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donald Gordon

Donald Gordon
Chief Executive Officer
Date: March 17, 2009